Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(dollars in thousands)
Income before income (loss) from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interests	$584,711	$518,508	$351,675	$350,703	$364,178
Interest expense
Senior notes payable and other debt	448,196	419,740	367,114	292,065	249,009
Distributions from unconsolidated entities	10,845	7,598	23,462	6,508	6,641
Earnings	$1,043,752	$945,846	$742,251	$649,276	$619,828
Interest
Senior notes payable and other debt expense	$448,196	$419,740	$367,114	$292,065	$249,009
Interest capitalized	4,844	2,355	1,671	950	855
Fixed charges	$453,040	$422,095	$368,785	$293,015	$249,864

Ratio of Earnings to Fixed Charges	2.30	2.24	2.01	2.22	2.48